Filed Pursuant to Rule 433

Registration Statement Nos. 333-110203 and 333-110203-03

November 4, 2008

PRICING TERM SHEET

Issuer:	BP Capital Markets p.l.c. (“BP Capital U.K.”)

Guarantor:	BP p.l.c. (“BP”)

Title:	5.25% Guaranteed Notes due 2013 (the “Notes”)

Total principal amount being issued:	$3,000,000,000

Denomination:	The Notes will be issued in denominations of $1,000 and integral multiples of $1,000.

Issuance Date:	November 7, 2008

Guarantee:	Payment of the principal of and interest on the Notes is fully guaranteed by BP.

Maturity Date:	November 7, 2013

Day Count:	30/360

Day Count Convention:	Following

Interest Rate:	5.25% per annum

Date interest starts accruing:	November 7, 2008

Interest Payment Dates:	May 7 and November 7 of each year, subject to the Day Count Convention.

First Interest Payment Date:	May 7, 2009

Treasury benchmark:	2.75% due October 2013

US treasury yield:	2.515%

Spread to treasury:	T+275 bps

Re-offer yield:	5.265%

Business Day:	Any weekday on which banking or trust institutions in neither New York nor London are authorized generally or obligated by law, regulation or executive order to close.

Ranking:	The Notes are unsecured and will rank equally with all of BP Capital U.K.’s other unsecured and unsubordinated indebtedness.

Regular record dates for interest:	The 15th calendar day preceding each Interest Payment Date, whether or not such day is a Business Day.

Payment of additional amounts:	None payable under current law.

Listing:	Application will be made to list the Notes on the New York Stock Exchange although neither BP Capital U.K. nor BP can guarantee such listing will be obtained.

Redemption:	The Notes are not redeemable, except as described under “Description of Debt Securities—Optional Tax Redemption” on

page 18 of the prospectus. The provision for optional tax redemption described therein will apply in respect of changes in tax treatments occurring after November 7, 2008.

Sinking fund:	There is no sinking fund.

Further issuances:	BP Capital U.K. may, at its sole option, at any time and without the consent of the then existing note holders issue additional notes in one or more transactions subsequent to the date of the related prospectus supplement dated November 4, 2008, with terms (other than the issuance date, issue price and, possibly, the first interest payment date and the date interest starts accruing) identical to the Notes issued pursuant to the prospectus supplement. These additional Notes will be deemed part of the same series as the Notes issued pursuant to the prospectus supplement and will provide the holders of these additional Notes the right to vote together with holders of the Notes issued pursuant to the prospectus supplement.

Public offering price:	Per Note: 99.935% Total: $2,998,050,000

Proceeds, before expenses, to us:	Per Note: 99.785%; Total: $2,993,550,000

Underwriters:	Banc of America Securities LLC ($750,000,000) Barclays Capital Inc. ($750,000,000) HSBC Securities (USA) Inc. ($750,000,000) Morgan Stanley & Co. Incorporated ($750,000,000)

CUSIP Number:	05565Q BF4

ISIN:	US05565QBF46

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The Issuer and the Guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, the Guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll-free at 1-800-294-1322, Barclays Capital Inc. toll-free at 1-888-227-2275, Ext. 2663, HSBC Securities (USA) Inc. toll-free at 1-866-811-8049 or Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649.